Exhibit 1.19

CERTIFICATE OF INCORPORATION

OF

CORPORATE EXPRESS REAL ESTATE, INC.

ARTICLE I

This Corporation is being organized and will exist under Delaware law.

ARTICLE II

The name of the Corporation is Corporate Express Real Estate, Inc.

ARTICLE III

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle 19801.  The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE IV

The nature of the business of the Corporation and the purposes for which it is organized are:

To engage in any business and in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and to possess and employ all powers and privileges now or hereafter granted or available under the laws of the State of Delaware to such corporations.

ARTICLE V

5.1                                 The total number of shares that the Corporation shall have authority to issues is 1,000 shares of common stock, each with a par value of $.01.

5.2                                 Each holder of common stock shall be entitled to one vote for each share of common stock held on all matters to which holders of common stock shall be entitled to vote.  Except for and subject to those preferences, rights, and privileges expressly granted to the holders of preferred stock, and except as may be provided by the laws of the State of Delaware, the holders of common stock shall have exclusively all other rights of stockholders of the Corporation, including, but not by way of limitation, (i) the right to receive dividends, when and as declared by the board of directors out of assets lawfully available therefor, and (ii), in the event of any distribution of assets upon the dissolution and liquidation of the Corporation, the right to receive ratably and equally all of the assets of the Corporation remaining after the payment to the holders of preferred stock of the specific amounts, if any, which they are entitled to receive as may be provided herein or pursuant hereto.

ARTICLE VI

The name and mailing address of the incorporator are:

Sara A. Moon

Suite 4700

370 Seventeenth Street

P.O. Box 185

Denver, Colorado  80201-0185

ARTICLE VII

The powers of the incorporator shall terminate upon the filing of this certificate of incorporation in the office of the Secretary of State of the State of Delaware.  The name and mailing address of the person who is to serve as the director of the Corporation until his successor is elected and qualified or until his earlier resignation or removal is:

Name	Mailing Address

Robert L. King	325 Interlocken Parkway
Broomfield, CO 80021

ARTICLE VIII

8.1                                 The number of directors of the Corporation shall be fixed from time to time in the manner provided in the bylaws and may be increased or decreased from time to time in the manner provided in the bylaws.

8.2                                 Election of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

ARTICLE IX

The board of directors of the Corporation is expressly authorized to make, alter, or repeal the bylaws of the Corporation, but such authorization shall not divest the stockholders of the power, nor limit their power to adopt, amend, or repeal bylaws.

ARTICLE X

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except as to liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for violations of Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.  If the Delaware General Corporation Law hereafter is amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent provided or permitted by the amended Delaware General Corporation Law.  Any repeal or modification of this Article X shall not adversely affect any right or protection of a director under this Article X, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Article X, prior to such repeal or modification.

ARTICLE XI

The Corporation shall, to the fullest extent permitted by applicable law as in effect from time to time, indemnify any person against all liability and expense (including attorneys’ fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner or trustee of, or in any similar managerial or fiduciary position of, or as an employee or agent of, another corporation, partnership, joint venture, trust, association, or other entity.  Expenses (including attorney’s fees) incurred in defending an action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding to the full extent and under the circumstances permitted by Delaware law.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Corporation against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Corporation would have the power to indemnify against such liability under the provisions of this Article XI.  The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under this certificate of incorporation, any bylaw, agreement, vote of stockholders or disinterested directors, statute, or otherwise, and shall inure to the benefit of their heirs, executors, and administrators.  The provisions of this Article XI shall not be deemed to preclude the Corporation from indemnifying other persons from similar or other expenses and liabilities as the board of directors or the stockholders may determine in a specific instance or by resolution of general application.

ARTICLE XII

The Corporation shall have authority, to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware, or by any other applicable law, to enter into any contract or transaction with one or more of its directors or officers, or with any corporation, partnership, joint venture, trust, association, or other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, notwithstanding such relationships and notwithstanding the fact that the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction.

Executed this 8th day of November, 1995.

/s/ Sara A. Moon
Sara A. Moon,
Incorporator